SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 28)


                           Archstone Communities Trust
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                                (Name of Issuer)


         Common Shares of Beneficial Interest, Par Value $1.00 Per Share
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                         (Title of Class of Securities)


                                   039581 10 3
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                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 17, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------   ----------------------------------------
CUSIP No.   039581 10 3                     Page     2        of    7      Pages
            -----------                          ----------      ----------
-------------------------------------   ----------------------------------------
    1
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Security Capital Group Incorporated
                36-3692698
---------- ---------------------------------------------------------------------
    2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                           -----
                                                                        (b)
                                                                           -----
---------- ---------------------------------------------------------------------
    3
           SEC USE ONLY


---------- ---------------------------------------------------------------------
    4
           SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
    5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----
---------- ---------------------------------------------------------------------
    6
           CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland
---------- ---------------------------------------------------------------------
                            7
      NUMBER OF                    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                       52,950,507
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
----------------------- ---------- ---------------------------------------------
                            8
                                   SHARED VOTING POWER

                                        0
----------------------- ---------- ---------------------------------------------
                            9
                                   SOLE DISPOSITIVE POWER

                                        52,950,507
----------------------- ---------- ---------------------------------------------
                           10
                                   SHARED DISPOSITIVE POWER

                                        0
---------- ---------------------------------------------------------------------
   11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                52,950,507
---------- ---------------------------------------------------------------------
   12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           -----
---------- ---------------------------------------------------------------------
   13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                38.06%
---------- ---------------------------------------------------------------------
   14
           TYPE OF REPORTING PERSON

                C0
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 28 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990, and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("Security Capital"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991,  November 8, 1991,  December 3, 1991, April 23, 1992,
September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12, 1994, August 24, 1994, October 7,
1994,  December 6, 1994, March 23, 1995, April 30, 1997,  October 8, 1997, April
3, 1998, and July 7, 1998.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Archstone Communities Trust, a Maryland real estate investment trust (the "Company"), the principal executive offices of which are at 7670 South Chester Street, Englewood, Colorado 80112. The Company was formerly known as Security Capital Pacific Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as described below, there are no other changes to report from the responses previously provided in response to this Item requirement.

         On  April  17,  2000,  Security  Capital  agreed  to  exchange  with an
unaffiliated   person   $42,5000,000   principal   amount  of  6.5%  Convertible
Subordinated   Debentures   due  March  29,  2016  of  Security   Capital   (the
"Debentures") held by the unaffiliated person for 1,589,776 Common Shares held by Security Capital.

         On April 20, 2000, the settlement date of the exchange, Security Capital transferred 1,589,776 Common Shares to an unaffiliated party. As a result of the exchange, Security Capital reduced its ownership in the Company from 54,540,283 Common Shares, or 39.20% of the outstanding Common Shares, to 52,950,507 Common Shares, or 38.06% of the outstanding Common Shares.

         The exchange was made in connection with Security Capital's publicly announced Debenture repurchase program, under which Security Capital intends to repurchase up to $60,000,000 of its Debentures. The exchange was proposed by the other party as a means of disposing of its Debentures and because it wanted to increase its interest in the Company. Security Capital agreed to the transaction because it desired to repurchase Debentures at a price which met Security Capital's repurchase objectives.

         Security Capital intends to maintain its position as the principal shareholder of the Company and intends to continue to play a major role in the direction of the Company for the purpose of maximizing the value of the Company.

         Except as set forth in this Item 4, Security Capital presently has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Security Capital may at any time reconsider and change its plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a),(b)  The following table sets forth, as  of  April 17, 2000, the  beneficial ownership of Common Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

                                          Number of Shares        Percent of All
              Name                      Beneficially Owned (1)       Shares
              ----                      ----------------------    --------------
Security Capital Group Incorporated (2)     52,950,507               38.06%
C. Ronald Blankenship (3)                       36,030                 *
Samuel W. Bodman (4)                               775                 *
Hermann Buerger                                      0                 *
John P. Frazee, Jr.                                  0                 *
Cyrus F. Freidheim, Jr.                              0                 *
H. Laurance Fuller (5)                           1,110                 *
Ray L. Hunt (6)                                 46,007                 *
John T. Kelley, III (7)                         58,585                 *
William D. Sanders                                   0                 *
Peter S. Willmott                               18,922                 *
Thomas G. Wattles (8)                               12                 *
Thomas B. Allin                                      0                 *
Jeffrey A. Cozad (9)                             5,721                 *
C. Robert Heaton, Jr.                                0                 *
Jeffrey A. Klopf                                     0                 *
Anthony R. Manno, Jr. (10)                       1,503                 *
Caroline S. McBride                                  0                 *
Constance B. Moore                               2,206                 *
A. Richard Moore, Jr.                                0                 *
Jeremy J. Plummer                                    0                 *
Kenneth D. Statz                                     0                 *
Donald E. Suter                                      0                 *
James C. Swaim                                       0                 *
Paul E. Szurek                                       0                 *
Robert S. Underhill                                  0                 *
Jean Van Hecke                                       0                 *

* Less than 1%

(1) For each person who owns options that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options and that no other person has exercised any outstanding options.

(2) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital. On April 17, 2000, Security Capital agreed to sell 1,589,776 Common Shares at a price of $20.5625 per share, the closing price of the Common Shares on the New York Stock Exchange on that day. See the response to Item 4 above.

(3) Includes 14,936 Common Shares owned by a corporation of which Mr. Blankenship is the controlling shareholder.

(4)   Common Shares held in Diane Barber Bodman's IRA account.

(5)   Includes 555 Common Shares held by Mr. Fuller's wife.

(6) Includes 3,742 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 31,192 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 1,871 Common Shares held by a corporation which Mr. Hunt owns. Excludes 1,871 Common Shares that Mr. Hunt's wife owns as separate property and 111,800 Common Shares held by Hunt Financial Corporation, the stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt, as to which Mr. Hunt disclaims beneficial ownership.

(7) Common Shares are held by a trust for which Mr. Kelley is trustee. Includes options to acquire 6,000 Common Shares.

(8)   Common Shares held by Mr. Wattles' children.

(9) Includes 4,859 Common Shares held by a trust for which Mr. Cozad is trustee, and 862 Common Shares held in joint tenancy with Mr. Cozad's wife.

(10)  Three Common Shares are held in trusts for Mr. Manno's children.

      (c) Except as otherwise noted above, no transactions in Common Shares were effected in the past 60 days by the persons listed in the above table.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The  response  to Item 4 is incorporated  herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None



                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 21, 2000



                                SECURITY CAPITAL GROUP INCORPORATED




                                By:       /s/ Jeffrey A. Klopf
                                   ---------------------------------------------
                                   Name:  Jeffrey A. Klopf
                                   Title: Senior Vice President and Secretary